Exhibit 99.1

CORPORATE RELEASE	17 January 2024

Manchester United PLC Reports First Quarter Fiscal 2024 Results

Key Points

•	Achieved record total first quarter revenue driven by record Matchday and Commercial revenue

•	Club continues to achieve record ticket sales and attendance while paid global memberships recently surpassed a record 400K, the largest membership program of any global sports team

•	Signed a new multi-year global partnership with WOW HYDRATE, and renewed partnerships with Konami, Concho Y Toro and Mlily

•	Achieved record Megastore turnover during the quarter driven by a strong finish to the 2022/23 season and record 2023/24 kit launches

•	Club opened expanded Women’s facilities at the Carrington Training Complex

•	Club launched an online Official Supporters’ Club Hub during the first quarter

MANCHESTER, England – 17 January 2024 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world - today announced financial results for the 2024 fiscal first quarter ended 30 September 2023.

Outlook

For fiscal 2024, the Company is forecasting revenue guidance to be within a range of £635 million to £665 million from prior guidance of £650 million to £680 million and adjusted EBITDA guidance to be within a range of £125 million to £150 million from prior guidance of £140 million to £165 million, owing to the early Champions League exit and related reduction in Broadcasting revenues.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2023/24 season	7	13	10	8	38
2022/23 season	6	10	10	12	38
2021/22 season	6	12	11	9	38

Key Financials (unaudited)

£ million (except loss per share)	Three months ended 30 September
	2023	2022	Change
Commercial revenue	90.4	87.4	3.4%
Broadcasting revenue	39.3	35.0	12.3%
Matchday revenue	27.4	21.3	28.6%
Total revenue	157.1	143.7	9.3%
Adjusted EBITDA(1)	23.3	23.6	(1.3)%
Operating profit/(loss)	1.9	(3.4)	155.9%

Loss for the period (i.e. net loss)	(25.8)	(26.5)	2.6%
Basic loss per share (pence)	(15.79)	(16.26)	2.9%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(8.6)	(9.9)	13.1%
Adjusted basic loss per share (pence)(1)	(5.27)	(6.08)	13.3%

Non-current borrowings in USD (contractual currency) (2)	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted loss for the period and adjusted basic loss per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 30 September 2023 was £200.0 million and total current borrowings including accrued interest payable was £204.4 million.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £90.4 million, an increase of £3.0 million, or 3.4%, over the prior year quarter.

•	Sponsorship revenue was £56.2 million, a decrease of £1.6 million, or 2.8%, over the prior year quarter.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £34.2 million, an increase of £4.6 million, or 15.5%, over the prior year quarter, primarily due to the extension of our partnership with adidas until the end of the 2034/35 season and strong Megastore performance.

Broadcasting

Broadcasting revenue for the quarter was £39.3 million, an increase of £4.3 million, or 12.3%, over the prior year quarter, primarily due to our men’s first team participating in the UEFA Champions League compared to the UEFA Europa League in the prior year quarter, as well as increased income from the Premier League.

Matchday

Matchday revenue for the quarter was £27.4 million, an increase of £6.1 million, or 28.6%, over the prior year quarter, primarily due to playing one more home game in the current year quarter, compared to the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £184.7 million, an increase of £21.0 million, or 12.8%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £90.3 million, an increase of £8.0 million, or 9.7%, over the prior year quarter, primarily due to the men’s first team participating in the UEFA Champions League in the current year, in addition to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the quarter were £43.5 million, an increase of £5.7 million, or 15.1%, over the prior year quarter. This is primarily due to increased commercial costs and increased matchday costs, due to hosting one additional home game in the current year quarter.

Depreciation and amortization

Depreciation for the quarter was £4.1 million, an increase of £0.6 million, or 17.1%, over the prior year quarter. Amortization for the quarter was £46.8 million, an increase of £6.7 million, or 16.7%, over the prior year quarter, due to investment in the first team playing squad. The unamortized balance of registrations at 30 September 2023 was £539.9 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £29.5 million, an increase of £12.9 million, or 77.7%, over the prior year quarter, primarily due to the disposals of Elanga, Fred and Henderson.

Net finance costs

Net finance costs for the quarter were £34.7 million, compared to £31.0 million in the prior year quarter. This is primarily due to an unfavorable swing in foreign exchange rates resulting in unrealized foreign exchange losses on unhedged USD borrowings.

Income tax

The income tax credit for the quarter was £7.0 million, compared to an income tax credit of £7.9 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £5.7 million in the quarter to 30 September 2023 compared to the cash position at 30 June 2023.

Net cash inflow from operating activities for the quarter was £21.5 million, compared to net cash outflow of £6.0 million in the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £9.1 million, an increase of £4.7 million over the prior year quarter, primarily due to expenditure relating to training facilities for our Academy and Women’s teams

Net capital expenditure on intangible assets for the quarter was £106.5 million, an increase of £18.2 million over the prior year quarter, due to increased investment in the first team playing squad.

Net cash inflow from financing activities for the quarter was £99.8 million, compared to a net cash outflow of £0.9m in the prior year quarter, due to a drawdown of £100.0 million on our revolving facilities.

Balance sheet

Our USD non-current borrowings as of 30 September 2023 were $650 million, which was unchanged from 30 September 2022. As a result of the year-on-year change in the USD/GBP exchange rate from 1.1173 at 30 September 2022 to 1.2208 at 30 September 2023, our non-current borrowings when converted to GBP were £528.8 million, compared to £577.4 million at the prior year quarter.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings at 30 September 2023 were £204.4 million compared to £102.9 million at 30 September 2022.

As of 30 September 2023, cash and cash equivalents were £80.8 million compared to £24.3 million at the prior year quarter.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year football heritage we have won 67 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as loss for the period before depreciation, amortization, profit on disposal of intangible assets, net finance costs, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for foreign exchange losses/gains on unhedged US dollar denominated borrowings (including foreign exchange gains/losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives, subtracting/adding the actual tax credit/expense for the period, and adding the adjusted tax credit for the period (based on an normalized tax rate of 21%; 2022: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2022: 21%) applicable during the financial year. A reconciliation of loss/profit for the period to adjusted loss/profit for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended 30 September
	2023	2022
Revenue
Commercial % of total revenue	57.5%	60.8%
Broadcasting % of total revenue	25.0%	24.4%
Matchday % of total revenue	17.5%	14.8%

	2023/24 Season	2022/23 Season
Home Matches Played
PL	4	3
UEFA competitions	1	1
Domestic Cups	-	-
Away Matches Played
PL	3	3
UEFA competitions	1	1
Domestic Cups	-	-

Other
Employees at period end	1,142	1,205
Employee benefit expenses % of revenue	57.5%	57.3%

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2023	2022
Revenue from contracts with customers	157,096	143,654
Operating expenses	(184,762)	(163,644)
Profit on disposal of intangible assets	29,481	16,608
Operating profit/(loss)	1,815	(3,382)
Finance costs	(34,968)	(49,730)
Finance income	349	18,742
Net finance costs	(34,619)	(30,988)
Loss before income tax	(32,804)	(34,370)
Income tax credit	7,047	7,854
Loss for the period	(25,757)	(26,516)

Basic and diluted loss per share:
Basic and diluted loss per share (pence) (1)	(15.79)	(16.26)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	163,159	163,062

(1) For the three months ended 30 September 2023 and the three months ended 30 September 2022, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	30 September 2023	30 June 2023	30 September 2022
ASSETS
Non-current assets
Property, plant and equipment	256,961	253,282	244,642
Right-of-use assets	8,417	8,760	3,677
Investment properties	19,923	19,993	20,203
Intangible assets	966,766	812,382	920,941
Deferred tax asset	6,244	-	644
Trade receivables	45,014	22,303	19,325
Derivative financial instruments	190	7,492	36,683
	1,303,515	1,124,212	1,246,115
Current assets
Inventories	5,046	3,165	3,752
Prepayments	36,418	16,487	30,912
Contract assets – accrued revenue	47,343	43,332	46,139
Trade receivables	28,920	31,167	51,224
Other receivables	11,677	9,928	1,929
Income tax receivable	-	5,317	4,547
Derivative financial instruments	6,646	8,317	12,137
Cash and cash equivalents	80,829	76,019	24,277
	216,879	193,732	174,917
Total assets	1,520,394	1,317,944	1,421,032

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	30 September 2023	30 June 2023	30 September 2022
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	(2,947)	4,002	659
Retained deficit	(221,669)	(196,652)	(196,029)
	71,984	103,950	101,230
Non-current liabilities
Deferred tax liabilities	-	3,304	-
Contract liabilities - deferred revenue	7,816	6,659	20,382
Trade and other payables	203,853	161,141	172,977
Borrowings	528,787	507,335	577,367
Lease liabilities	7,766	7,844	2,588
Derivative financial instruments	850	748	-
Provisions	95	93	11,706
	749,167	687,124	785,020
Current liabilities
Contract liabilities - deferred revenue	214,666	169,624	171,344
Trade and other payables	267,728	236,472	258,443
Income tax liabilities	684	-	-
Borrowings	204,380	105,961	102,892
Lease liabilities	971	1,036	1,000
Derivative financial instruments	499	931	-
Provisions	10,315	12,846	1,103
	699,243	526,870	534,782
Total equity and liabilities	1,520,394	1,317,944	1,421,032

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2023	2022
Cash flow from operating activities
Cash generated from operations (see supplemental note 4)	25,871	3,619
Interest paid	(10,574)	(9,628)
Interest received	349	18
Tax refunded/(paid)	5,817	(52)
Net cash inflow/(outflow) from operating activities	21,463	(6,043)
Cash flow from investing activities
Payments for property, plant and equipment	(9,029)	(4,393)
Payments for intangible assets	(132,213)	(100,024)
Proceeds from sale of intangible assets	25,669	11,662
Net cash outflow from investing activities	(115,573)	(92,755)
Cash flow from financing activities
Proceeds from borrowings	100,000	-
Principal elements of lease payments	(200)	(878)
Net cash inflow/(outflow) from financing activities	99,800	(878)
Effect of exchange rate changes on cash and cash equivalents	(880)	2,730
Net increase/(decrease) in cash and cash equivalents	4,810	(96,946)
Cash and cash equivalents at beginning of period	76,019	121,223
Cash and cash equivalents at end of period	80,829	24,277

SUPPLEMENTAL NOTES

1            General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Three months ended 30 September
	2023 £’000	2022 £’000
Loss for the period	(25,757)	(26,516)
Adjustments:
Income tax credit	(7,047)	(7,854)
Net finance costs	34,619	30,988
Profit on disposal of intangible assets	(29,481)	(16,608)
Amortization	46,845	40,139
Depreciation	4,102	3,478
Adjusted EBITDA	23,281	23,627

3	Reconciliation of loss for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Three months ended 30 September
	2023 £’000	2022 £’000
Loss for the period	(25,757)	(26,516)
Foreign exchange losses on unhedged US dollar denominated borrowings	13,753	40,440
Fair value movement on embedded foreign exchange derivatives	8,163	(18,612)
Income tax credit	(7,047)	(7,854)
Adjusted loss before income tax	(10,888)	(12,542)
Adjusted income tax credit (using a normalized tax rate of 21% (2022: 21%))	2,286	2,634
Adjusted loss for the period (i.e. adjusted net loss)	(8,602)	(9,908)

Adjusted basic and diluted loss per share:
Adjusted basic and diluted loss per share (pence) (1)	(5.27)	(6.08)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	163,159	163,062

(1) For the three months ended 30 September 2023 and the three months ended 30 September 2022 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Three months ended 30 September
	2023 £’000	2022 £’000
Loss for the period	(25,757)	(26,516)
Income tax credit	(7,047)	(7,854)
Loss before income tax	(32,804)	(34,370)
Adjustments for:
Depreciation	4,102	3,478
Amortization	46,845	40,139
Profit on disposal of intangible assets	(29,481)	(16,608)
Net finance costs	34,619	30,988
Non-cash employee benefit expense - equity-settled share-based payments	740	529
Foreign exchange gains on operating activities	(142)	(1,173)
Reclassified from hedging reserve	(252)	(163)
Changes in working capital:
Inventories	(1,881)	(1,552)
Prepayments	(20,119)	(15,566)
Contract assets – accrued revenue	(4,011)	(9,900)
Trade receivables	(5,245)	15,983
Other receivables	(1,749)	(360)
Contract liabilities – deferred revenue	46,199	9,182
Trade and other payables	(8,237)	(17,153)
Provisions	(2,713)	165
Cash generated from operations	25,871	3,619